Exhibit 99.9

CONSENT OF MARK LISKOWICH

March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Re:	Excellon Resources Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the “Form 40-F)

I, Mark Liskowich, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2020 (the “AIF”), which included references to my name and to the technical report entitled “Technical Report for the Platosa Silver-Lead-Zinc Mine, Mexico”, dated September 7, 2018, hereby consent to (i) the reference of my name in the AIF, (ii) the inclusion of my name in the Form 40-F and any amendments thereto, and (iii) the use of information derived from the technical report in the AIF and the Form 40-F, and any amendments thereto.

(Signed) “Mark Liskowich”
Name:	Mark Liskowich, P.Geo.